Exhibit 21.1

List of Subsidiaries

Subsidiaries	Place of Incorporation
Hong Kong Takung Art Company Limited	Hong Kong
Hong Kong MQ Group Limited	Hong Kong
NFT DIGITAL TECHNOLOGY LIMITED	New York, United States
NFT EXCHANGE LIMITED	Wyoming, United States
METAVERSE DIGITAL PAYMENT CO., LIMITED	Hong Kong